

May 3, 2013

Via E-mail
Andre S. Valentine
Chief Financial Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, Ohio 45202

      Re: **Convergys Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 21, 2013
                File No. 001-14379

Dear Mr. Valentine:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 5. Investment in Cellular Partnerships, page 56

1.   In response to comment 2 in your letter dated August 20, 2012, you amended your Form 10-K for the year ended December 31, 2011 on October 3, 2012 to include unaudited financial statements of Cincinnati SMSA Limited Partnership for fiscal year 2011 and audited financial statements for fiscal years 2010 and 2009 pursuant to Rule 3-09 of Regulation S-X. Since this equity method investee was significant to fiscal 2010, which is included in your Form 10-K for the fiscal year ended December 31, 2012, please provide us with your consideration to file unaudited financial statements for fiscal 2011 and audited financial statements for fiscal 2010 of Cincinnati SMSA Limited Partnership as an exhibit to your fiscal 2012 Form 10-K. We refer you to Rule 3-09 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief